Exhibit 99.1

NOTICE TO THE MARKET

Gerdau hereby clarifies that, in addition to the notice to the market published on 06/09/16, that it has received at one of its subsidiaries based in the United States of America documents related to the Class Action Complaint promoted by Donald P. Boland and Mary A. Boland.

Gerdau also reiterates, as a company that has been operating for 115 years, that it has set strict ethical standards for its dealings with public agencies and reaffirms that it is, as it has always been, at the disposal of competent authorities to provide any clarifications that may be requested.

Porto Alegre, June 10, 2016.

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Director